UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, March 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Strategic Partnership Agreement

On February 28, 2022, Guardforce AI Co., Limited (the “Company”) entered into a Strategic Partnership Agreement (the “Agreement”) with SBC Global Holdings Inc. (“SBC”), wherein the Company and SBC will collaborate on the sale and leasing of robots in the United States. The strategic partnership is in lieu of the previously proposed acquisition. As part of the partnership the Company will establish a wholly owned U.S. subsidiary and will commit additional resources to develop the business to meet demand while working closely with SBC to accelerate overall U.S. market penetration. As part of the Agreement, SBC will refer clients to the Company. The Company and SBC will work together on a non-exclusive basis and each of the Company and SBC may enter into similar arrangements and agreements with any other parties.

A press release was issued on March 1, 2022 and is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: Guardforce AI Accelerates U.S. Market Entry dated March 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

2